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                                            [EXHIBIT 15]
Case No. CV97-00483

Dept. No.

          IN THE SECOND JUDICIAL DISTRICT COURT OF THE STATE OF NEVADA
                         IN AND FOR THE COUNTY OF WASHOE

ROBERT HUNTLEY, on behalf of himself and all others similarly situated,

                                   Plaintiff,

                     vs.

ITT CORPORATION, RAND V. ARASKOG, ROBERT            CLASS ACTION COMPLAINT
A. BOWMAN, BETTE B. ANDERSON, NOLAN D.
ARCHIBALD, ROBERT A. BURNETT, EDWARD C.
MEYER, MARGITA E. WHITE, KENDRICK R.
WILSON, III, PAUL G. KIRK, JR., BENJAMIN F.
PAYTON and VIN WEBER,

                                  Defendants.
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      Plaintiff, Robert Huntley, by and through his undersigned attorneys, alleges, upon information and belief except as to paragraph 1, which is alleged upon knowledge:

                                  THE PARTIES

      1. Plaintiff is the owner of 150 shares of the common stock of ITT Corporation ("ITT" or the "Company").

      2. Defendant ITT is a corporation organized and existing under the laws of the State of Nevada with executive offices at 1330 Avenue of the Americas, New York, New York 10019-5490. The Company owns, leases, manages or franchises 411 hotels; operates casino, hotels and provides information services including telephone directories. As of January 28, 1997, ITT had approximately 117,000,000 shares of common stock issued and outstanding held by approximately 54,000 shareholders of record which shares trade on the New York Stock Exchange.

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      3. (a) Defendant Rand V. Araskog ("Araskog") is and was at all relevant times, the Company's Chairman of the Board and Chief Executive Officer.

         (b) Defendant Robert A. Bowman ("Bowman") is and was at all relevant times, the Company's President, Chief Operating Officer and a director.

         (c) Defendants Bette B. Anderson, Nolan D. Archibald, Robert A. Burnett, Edward C. Meyer, Margita E. White, Kendrick R. Wilson, III, Paul G. Kirk, Jr., Benjamin F. Payton, and Vin Weber are and have been at all relevant times directors of the Company.

      4. The individual defendants set forth in paragraph 3 above ("Individual Defendants") are officers and/or directors of ITT and, as such, are in a fiduciary relationship with plaintiff and the other stockholders of ITT and owe to plaintiff and other members of the class the highest obligations of good faith, fair dealing and full disclosure.

                            CLASS ACTION ALLEGATIONS

      5. Plaintiff brings this case on his own behalf and as a class action on behalf of all stockholders of ITT, and their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein (the "Class"). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants.

      6.    This action is properly maintainable as a Class action.

      7. The Class is so numerous that joinder of all members is impracticable. There are approximately 54,000 members of the Class located throughout the United States. Further, there are approximately 117 million shares of ITT common stock issued and outstanding which trade on the New York Stock Exchange.

      8. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member.

      9. A class action is superior to other methods for the fair and efficient adjudication of the claims herein asserted and no unusual difficulties are likely to be encountered in the

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management of this class action. The likelihood of individual Class members prosecuting separate claims is remote.

      10. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of plaintiff are typical of the claims of other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interest of the Class.

      11. Plaintiff anticipates that there will not be any difficulty in the management of this litigation.

                                CLAIM FOR RELIEF

      12. This action is brought as a class action on behalf of all public stockholders who are being deprived of the opportunity to maximize the value of their ITT securities. Defendant's positions as officers and directors of ITT impose upon them fundamental fiduciary duties to maximize shareholder value and accept the best possible transaction for ITT's stockholders through the implementation of appropriate bidding mechanisms, "disinterested" participation and exploration of all available strategic alternatives designed to ensure that the public stockholders' best interests are served in any change of control.

      13. On January 27, 1997, Hilton Hotels Corp. announced that it had orally, and subsequently in writing, made a proposal (the "Hilton Proposal") to ITT management to acquire ITT for $55 per share, plus outstanding debt.

      14. Hilton's proposal includes a cash tender offer at $55 per share for half of the outstanding ITT shares followed by a second step merger at the same cash consideration of $55 per share in Hilton common stock. The Hilton Proposal is at a substantial 29% premium over the price ITT stock was trading prior to the announcement.

      15. Hilton also indicated that its proposal was based solely on publicly available data and that "with ITT's cooperation, an ensuring review of private information could result in an even higher offer."

      16. Defendants' fiduciary duties prohibit them from favoring their own (or their colleagues') interests at the expense of ITT's public stockholders. However, the defendants

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have failed to indicate that they will make additional information available to
Hilton and have failed to disclose how they intend to adequately consider the Hilton Proposal so as to avoid advancing their own interests as opposed to that of the Company's public stockholders.

      17. Defendants' fiduciary obligations include, among other duties, requirements that they:

         (a) Undertake an appropriate evaluation of all bona fide offers, and take appropriate steps to solicit all potential bids for the Company or its assets.

         (b) Act independently including appointing a disinterested committee, so that the interests of ITT's public stockholders are protected; and

         (c) Adequately ensure that no conflicts of interest exist between defendants' own interest and their fiduciary obligation to the public stockholders.

      18. ITT has indicated that it will take ten business days to evaluate the Hilton Proposal and make a recommendation to its shareholders. ITT has asked its shareholders "not to take any action until they have been advised of ITT's position."

      19. According to an article in Bloomberg News dated January 28, 1997, Hilton has disclosed that ITT rebuffed an offer Hilton made to ITT a few months ago.

      20. Security and casino industry analyst Marvin Roffman of Roffman Miller Associates has indicated his belief that ITT will fight to remain independent and will put up a tough defense to Hilton's offer. Hilton Chairman Bollenbach has also indicated that he has heard that ITT intends to rebuff Hilton's offer.

      21. Hilton has asked ITT to remove its "poison pill" takeover defense and discuss their offer. Based on ITT's earlier rejection of the Hilton's earlier offer and their failure to remove their poison pill, plaintiff believes that the individual defendants are not acting to maximize shareholder value but are instead protecting their own interest.

      22. It is apparent from the reflexive negative reactions of the defendants to the Hilton Proposal, their failure to seriously negotiate with Hilton in the past and their failure to even disclose their plans to independently assess and evaluate the terms of the Hilton Proposal,

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that the Individual Defendants have forsaken the interest of ITT stockholders in maximizing stockholder value to further their own interest in entrenching present management.

      23. The Hilton Proposal is at a substantial premium, and the merger of the two enormous lodging/hotel companies would involve substantial savings through efficiencies that would be reaped by the resulting formation of the world's largest hotel and casino company.

      24. As members of the Board of Directors of ITT, the Individual Defendants owe its stockholders certain fiduciary duties. These duties include the highest obligations of due care, good faith, loyalty, candor and under the present circumstances, to maximize shareholder value. The Individual Defendants have breached, are breaching and will continue to breach their fiduciary duties at least by failing to disclose in a reasonable and informed manner the terms of the Hilton Proposal and failure to disclose their steps in fulfillment of their duties including steps taken to form an "independent" committee to ascertain whether the Hilton Proposal is fair to ITT shareholders.

      25. Defendants' failure to properly negotiate with Hilton, to provide relevant information to Hilton and/or their failure to pursue other beneficial alternatives for stockholders, are not reasonable responses to any perceived threat to the Company posed by Hilton and constitute a breach of the Individual Defendants' fiduciary duties owed to plaintiff and the other members of the Class.

      26. At all times herein mentioned, the Individual Defendants were fiduciaries and owed fiduciary duties to plaintiff and all of the stockholders of ITT, including, but not limited to, the obligation to adequately consider in a timely and on an informed basis, any reasonable proposal made by other third parties, not to put their own self-interests and personal considerations ahead of the interests of the stockholders, and to make corporate decisions in good faith. Defendants have displayed their predisposition and determination to reject and thwart tender and/or other offers and proposals by third parties for enhanced stockholder value, so as to serve their own positions with the Company, all in violation of their fiduciary duties, and to the detriment of the stockholders of the Company.


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      27. Defendants have embarked on a course intended to thwart a potential acquisition of the Company, as well as a fair and open auction of the Company that could maximize stockholder value, and instead act to protect their own personal financial interest at the expense of plaintiff and other members of the Class. Defendants are prohibited by their fiduciary duties from taking steps to thwart a takeover favorable to the interest of ITT's shareholders given their duty to maximize shareholder values.

      28. By reason of the foregoing acts, practices and course of conduct, defendants have failed to use ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other ITT stockholders.

      29. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the other members of the Class and may benefit themselves in their corporate offices, all to the irreparable harm of the Class, as aforesaid.

      30. Plaintiff and the other members of the Class have no adequate remedy at law.

      WHEREFORE, plaintiff demands judgment as follows:

      1. Declaring this to be a proper Class action and appointing plaintiff Class representative.

      2. Ordering the Individual Defendants to carry out their fiduciary duties to plaintiff and the other members of the Class by announcing their intention to:

         (a) Undertake an appropriate evaluation of alternatives designed to maximize value for ITT's public stockholders;

         (b) Adequately ensure that no conflicts of interests exist between defendants' own interest and their fiduciary obligation to the public stockholders or, if such conflicts exist, to ensure that all the conflicts would be resolved in the bet interest of ITT's public stockholders; and

         (c) Act independently, by, among other things, appointing a disinterested committee so that the interest of ITT's public stockholders would be protected, or alternatively, appointing a shareholder committee to review all bona fide offers including the Hilton Proposal;

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      3. Ordering the defendants, jointly and severally, to account to plaintiff and the other members of the Class for all damages suffered and to be suffered by the Class, as a result of the acts and transactions alleged herein;

      4. Enjoining defendants from erecting any unlawful barriers to the acquisition of the Company by any third party which would make ITT less attractive as an acquisition candidate;

      5. Awarding plaintiff the costs and disbursements of the action, including reasonable allowance for plaintiff's attorneys' fees and experts' fees; and

      6. Granting such other and further relief as this Court may deem to be just and proper.

      DATED this 28 day of January, 1997.

                                         HARDESTY & BADER, LTD.

                                         /s/ James W. Hardesty
                                         ----------------------------
                                         James W. Hardesty
                                         Nevada State Bar No. 001110
                                         245 East Liberty Street
                                         Third Floor
                                         Reno, NV 89501-2220
                                         (702) 322-5000

                                               -and-

                                         GOODKIND LABATON RUDOFF
                                           & SUCHAROW LLP
                                         Lawrence A. Sucharow
                                         Barbara J. Hart
                                         100 Park Avenue
                                         Twelfth Floor
                                         New York, NY  10017-5563
                                         (212) 907-0700

                                         Attorneys for Plaintiff